Hedge Fund Guided Portfolio Solution
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

February 15, 2019
VIA EDGAR

David L. Orlic
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Hedge Fund Guided Portfolio Solution

File Nos. 333-224465 (Post-Effective Amendment No. 3) & 811-23347 (Amendment No. 6)

Dear Mr. Orlic,
We reviewed the Staff’s comments on the registration statement filed on Form N-2/A on December 6, 2018, (the “Registration Statement”) for Hedge Fund Guided Portfolio Solution (the “Fund”) (accession number: 0000898432-18-001369).  Below is a summary of the comments you provided via a telephone conversation with Matthew Rogers on Monday, December 17, 2018, as well as supplemental follow-up conversations.  We respectfully submit this response letter on behalf of the Fund.
Please find the Fund’s responses to the comments below, which accompany the amended Registration Statement.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  The Fund is filing a request seeking effectiveness of the Registration Statement, as amended, on February 21, 2019, in connection with the filing of the post-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.
Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement. Page numbers refer to the page numbers of the December 6, 2018 Registration Statement.  All references to prior comments refer to the Comment Response Letter dated December 6, 2018.
Cover - Page 1
1.
Please describe the circumstances when a partial waiver or no sales load will be charged by the Selling Agents on purchases of Class A Shares.  The staff does not believe the proposed disclosure added in response to prior comment #2 satisfies this request and must be uniformly applied to all Shareholders purchasing the same Share class.

Response: The Fund has agreed to revise the language.

Summary of Terms - Purchasing Shares, page 11
2.
In the sentence that reads, “The sales load may be waived for institutional investors…,” please consider revising this disclosure to read, “The sales load will be waived…,” or alternatively, explain the circumstances when the sales load will not be waived.  The staff does not believe the proposed disclosure added in response to prior comment #4 satisfies this requests.

Response:  The Fund has added disclosure explaining how Shareholders may qualify for sales load reductions and waivers. The Fund believes the additional disclosure addresses the Staff’s concerns and satisfies the requirements of Item 12(a)(2) of Form N-1A.
Summary of Fund Expenses - Fee Table, page 15
3.
Please revise the disclosure in footnote #1 so that the sales loads are reflected net of fund performance. The Staff acknowledges the Fund’s response to prior comment #6, but notes the requirements of Form N-1A require the Fund to use the highest sales charge when calculating performance.

Response: The Fund respectfully notes sales loads are never invested in, paid to or otherwise ever received by the Fund and have no impact on any fund’s performance. Only a fund’s expenses can be reflected in fund performance. The impact of a load is limited to an investor’s expenses, are reflected, by analogy to Item 3 of Form N-1A, by the Fund including a maximum sales load of 1.00% in the calculation of investor expenses in the Fee Example on page 16 of the Registration Statement. The Fund meets applicable disclosure requirements and is unable to locate an additional requirement that would impose any disclosure obligation like the Staff notes.
4a.
The Staff notes that the Annual Fund Operating Expenses are disclosed as a percentage of net assets attributable to Shares.  However, the Staff believes that Distribution and Servicing Fees (e.g., the 0.75% charged to Class A Shares) and the corresponding footnote are not reconcilable.  Specifically, the Staff notes that the “aggregate value of the Fund’s Class A Shares outstanding” used in footnote #2 differs from the “net assets attributable to the Shares” used in the fee table itself.

4b.	Please clarify the impact, if any, that the disclosure “prior to any repurchases of Shares and prior to the Advisory Fee being calculated” will have on any 12b-1 calculations.

Response: The Fund has changed the disclosure in the note to refer to the “aggregate net asset value of Class A shares outstanding” to make clear the phrase is the same as the net assets attributable to Class A shares.
In addition, the Fund has deleted the referenced language “(prior to any repurchases of Shares and prior to the Advisory Fee being calculated).”
Statement of Additional Information, page 1
5.	Please revise the SAI so that the information required by Item 10.5 of Form N-2 is fully reflected in the Registration Statement.
Response: The Fund has made the requested change.
Thank you for your attention in these matters. Please feel free to call me any time at 617-951-9147, or George Zornada at 617-261-3231.

Sincerely,

/s/ Matthew J. Rogers
Matthew J. Rogers

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